For the annual period ended August 31, 2011
File number 811-07811
Prudential Jennison Mid-Cap Growth
Fund, Inc.



SUB-ITEM 77I
New or Amended Share Classes


      On September 15, 2010, the Board of
Directors authorized the issuance of a ninth class of shares, designated Class Q, for the Fund. Class Q shares are not subject to either an initial or contingent deferred sales charge nor are they subject to any Rule 12b-1 fees.
Class Q shares were first offered to a limited group of eligible investors on October 25, 2010.